October 5, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Melissa N. Rocha, Senior Assistant Chief Accountant

RE:	US Ecology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Period Ended March 31, 2015
Filed May 4, 2015
Responses dated July 7, 2015
Responses dated July 31, 2015
File No. 0-11688

Ladies and Gentlemen:

US Ecology, Inc. (“the Company,” “we” or “our”) wishes to respond in writing to the oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission during conference calls among representatives of the Company, its advisors and members of the Staff on August 27, 2015 and September 8, 2015. The conference calls were held to discuss our July 31, 2015 written response to the letter dated July 22, 2015 from Ms. Melissa N. Rocha to Mr. Eric L. Gerratt (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2014 filed on March 2, 2015 and the Company’s Form 10-Q for the quarter ended March 31, 2015 filed on May 4, 2015.

The headings and numbered items in this letter correspond to our understanding of each of the oral comments provided by the Staff to the Company on the conference calls held on August 27, 2015 and September 8, 2015. For your convenience, our understanding of each of the comments from the Staff during the conference calls are included in this letter in boldface type, followed by our written response.

Securities and Exchange Commission

October 5, 2015

Oral comments from the Staff on conference calls held August 27, 2015 and September 8, 2015

1.	Please help us better understand how you determined that the entire obligation related to your disposal facility retirement obligations should be recorded when the landfill cell is placed into service and waste is initially disposed.

Response:

We operate in a highly regulated environment and are subject to regulations of federal, state, provincial and local governments. Our hazardous sites and landfill cells are operated in a very specific and controlled manner due to the hazardous nature of the materials being handled at our facilities versus household/municipal/non-hazardous materials handled at non-hazardous/municipal facilities.

Prior to constructing and disposing of any hazardous waste into a landfill cell, we are required to apply for and obtain regulatory approval of a landfill cell permit. The permit for each landfill cell includes detailed design and operating plans and prescribes how each individual landfill cell will be constructed, operated, and ultimately closed and monitored during the post-closure period in compliance with the hazardous waste regulations of the applicable regulatory body.

The closure/post-closure plan set forth in each landfill cell permit is very specific, including detailed design specifications and requirements of the closure cap. For example, the detailed requirements specify the slope and grade required for the capped cell, the volume and characteristics of the clay/soil/liner to be used in the cap construction, the number, depth and frequency of testing of monitoring wells around the entire landfill cell and other regulatory requirements specific to that particular hazardous waste site.

We have a legally enforceable obligation to operate our landfills in accordance with the specific requirements, regulations and criteria set forth in the permit. This includes executing the approved closure/post-closure plan and closing/capping the entire landfill cell in accordance with the established requirements, design and criteria contained in the permit. Because we have incurred the legal obligation to close/cap and secure the cell once placed into service, for the reasons set forth below, we have concluded the trigger event for the recognition of the legal obligation is the initial disposal of waste.

With regard to recognition of an asset retirement obligation, ASC 410-20-25-1 cites FASB Concepts Statement No. 6, Elements of Financial Statements, which defines a liability as probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events. “Probable” in this definition refers to that which can reasonably be expected or believed on the basis of available evidence or logic, but is neither certain nor proved.

Based on the facts described above, we believe that at the time the landfill is placed into service and waste is initially disposed we have met the recognition criteria for our asset retirement obligation, meaning that it has become “probable” that we have incurred a liability arising from a present obligation within the meaning of FASB Concepts Statement No. 6, for the following reasons:

Securities and Exchange Commission

October 5, 2015

•	Prior to constructing and operating a landfill cell, we are legally required to file detailed operating plans and obtain formal approval from the applicable regulatory agencies in order to obtain a permit. These regulatory agencies issue landfill operating permits under the provisions of the Resource Conservation Recovery Act of 1976, as amended.

•	We have a legally enforceable obligation to operate our landfills in accordance with the permits that have been issued and approved by our regulators. This includes executing the approved closure/post-closure plan and closing/capping the entire landfill cell in accordance with the established requirements, design and criteria contained in the permit. It is our view that such legal obligation, once waste is initially received into the landfill cell, does not increase proportionally with the receipt of additional waste, unless the permit is formally modified. For example, we have a legal obligation to install a cap for the entire permitted landfill cell and even if the landfill cell remained unfilled, the permit requires us to install a cap over the entire landfill cell; and

•	As discussed below, we cannot modify the legal/regulatory obligations as set forth in our permits without submitting and obtaining approval of a formal modification.

As a result, we believe that when waste is initially disposed into the cell, an obligation has been created that is probable, resulting in a liability that must be recognized at that time for the fair value of the full amount of that obligation.

We measure the asset retirement obligation by recording the fair value of the closure/post-closure costs in accordance with ASC 410-20-30-1 based on the expected cash flows of the closure/post-closure costs, discounted using a credit-adjusted risk-free rate. Since we are not entitled to deviate from or modify the legal/regulatory requirements established in our landfill cell permits without submitting and obtaining approval of a formal modification (discussed below), our expected cash flows are based on performing the full permit closure/post-closure plan set forth in the permit. The fair value of the closure/post-closure costs recorded in the period waste is initially disposed in the landfill cell are then accreted over the estimated life of the landfill cell, which is based on total estimated capacity and estimated annual disposal volumes of the landfill cell. The estimated life is reassessed at least annually. The corresponding asset created upon recording the landfill cell asset retirement obligation is amortized on a unit-of-consumption basis as landfill cell disposal capacity is consumed.

Alternatively, we considered recording the closure/post-closure liability as disposal capacity is consumed as described in ASC 360-10-55-3. As noted above, ASC 410-20-25-1 cites FASB Concepts Statement No. 6, which we believe is most appropriate in determining recognition of our liability. Additionally, while permitting requirements and interpretations of the applicable permits may vary, we believe the ratable methodology inferred in ASC 360-10-55-3, which recognizes the obligation as disposal capacity is consumed, would result in an understatement of our retirement liability for each individual landfill cell for the majority of the life of the landfill cell based on the legal obligation to perform the permitted closure/post-closure plan. Given the nature of the intricate design and construction of a hazardous waste landfill cell and the nature of the waste that is disposed therein, we do not believe that we are able to simply cap only the disposed hazardous waste in the landfill cell and, as noted above, our permits do not allow for such a scenario. Instead, we believe we are required to cap the landfill cell in a manner that contains and secures the entire exposed footprint of the constructed landfill cell, including the unfilled portion. As such, we believe the ratable model would fall well short of reflecting the actual cost that would be incurred to close a partially-filled landfill cell, which would result in an understatement of the closure/post-closure liability in our financial statements.

Securities and Exchange Commission

October 5, 2015

During our decades of operating hazardous waste landfills, we have never closed a landfill cell prior to filling it to its full capacity. Hazardous waste landfills are rare and valuable assets that generate significant profits and cash flows. Therefore, it would not make business or economic sense to close a hazardous landfill cell prior to filling it to capacity. However, if we ever close a landfill cell prior to it being filled to capacity, we are still required to execute, and incur the complete cost of, the established closure/post-closure plan contained in the permit, unless we submit and obtain a permit modification to the issued and legally enforceable permit. There can be no assurance that regulatory approval would be granted for any future proposed modifications. Any application to modify a permit requires a detailed and specific redesign of the cap, including the volume of clay/soil/liner, the slope requirements for the partially-filled landfill cell along with a revised monitoring well network and testing plan. The redesigned plan may be more or less costly than the original plan.

In accordance with ASC 410-20-55-1, in assessing whether a legal obligation exists, we believe we are prohibited from forecasting changes in the legally enforceable requirements of our permits or predicting outcomes to requests for permit modifications related to our landfill cells. As mentioned above, we are not allowed under the regulations or our landfill cell permits to deviate from our closure plan, regardless of the capacity actually consumed, without submitting and obtaining approval of a formal modification to the previously issued permit. Any modification, if approved, would create a new regulatory/legal requirement. For this reason, we record our asset retirement obligation based on the specific and detailed, legally enforceable, closure/post-closure plan as set forth in our landfill cell permits.

In response to the Staff’s comments concerning when we record our disposal facility retirement obligations, we will clarify (new text bold and underlined below) our proposed disclosure contained in our response dated July 31, 2015. Beginning with our Form 10-K for the year ending December 31, 2015, we will expand our disclosures in the discussion of our Critical Accounting Policies to include the following disclosure (or substantially similar disclosure):

“Disposal Facility Accounting

We amortize landfill and disposal assets and certain related permits over their estimated useful lives. The units-of-consumption method is used to amortize landfill cell construction and development costs and asset retirement costs. Under the units-of-consumption method, we include costs incurred to date as well as future estimated construction costs in the amortization base of the landfill assets. Additionally, where appropriate, as discussed below, we also include probable expansion airspace that has yet to be permitted in the calculation of the total remaining useful life of the landfill asset. If we determine that expansion capacity should no longer be considered in calculating the total remaining useful life of a landfill asset, we may be required to recognize an asset impairment or incur significantly higher amortization expense over the remaining estimated useful life of the landfill asset. If at any time we make the decision to abandon the expansion effort, the capitalized costs related to the expansion effort would be expensed in the period of abandonment.

Securities and Exchange Commission

October 5, 2015

Our landfill assets and liabilities fall into the following two categories, each of which require accounting judgments and estimates:

•	Landfill assets comprised of capitalized landfill development costs.

•	Disposal facility retirement obligations relating to our capping, closure and post-closure liabilities that result in corresponding retirement assets.

Landfill Assets

Landfill assets include the costs of landfill site acquisition, permits and cell design and construction incurred to date. Landfill cells represent individual disposal areas within the overall treatment and disposal site and may be subject to specific permit requirements in addition to the general permit requirements associated with the overall site.

To develop, construct and operate a landfill cell, we must obtain permits from various regulatory agencies at the local, state and federal levels. The permitting process requires an initial site study to determine whether the location is feasible for landfill operations. The initial studies are reviewed by our environmental management group and then submitted to the regulatory agencies for approval. During the development stage we capitalize certain costs that we incur after site selection but before the receipt of all required permits if we believe that it is probable that the landfill cell will be permitted.

Upon receipt of regulatory approval, technical landfill cell designs are prepared. The technical designs, which include the detailed specifications to develop and construct all components of the landfill cell including the types and quantities of materials that will be required, are reviewed by our environmental management group. The technical designs are submitted to the regulatory agencies for approval. Upon approval of the technical designs, the regulatory agencies issue permits to develop and operate the landfill cell.

The types of costs that are detailed in the technical design specifications generally include excavation, natural and synthetic liners, construction of leachate collection systems, installation of groundwater monitoring wells, construction of leachate management facilities and other costs associated with the development of the site. We review the adequacy of our cost estimates at least annually. These development costs, together with any costs incurred to acquire, design and permit the landfill cell, including personnel costs of employees directly associated with the landfill cell design, are recorded to the landfill asset on the balance sheet as incurred.

To match the expense related to the landfill asset with the revenue generated by the landfill operations, we amortize the landfill asset on a units-of-consumption basis over its operating life, typically on a cubic yard or cubic meter of disposal space consumed. The landfill asset is fully amortized at the end of a landfill cell’s operating life. The per-unit amortization rate is calculated by dividing the sum of the landfill asset net book value plus estimated future development costs (as described above) for the landfill cell, by the landfill cell’s estimated remaining disposal capacity. Amortization rates are influenced by the original cost basis of the landfill cell, including acquisition costs, which in turn is determined by geographic location and market values. We have secured significant landfill assets through business acquisitions and valued them at the time of acquisition based on fair value.

Securities and Exchange Commission

October 5, 2015

Included in the technical designs are factors that determine the ultimate disposal capacity of the landfill cell. These factors include the area over which the landfill cell will be developed, such as the depth of excavation, the height of the landfill cell elevation and the angle of the side-slope construction. Landfill cell capacity used in the determination of amortization rates of our landfill assets includes both permitted and unpermitted disposal capacity. Unpermitted disposal capacity is included when management believes achieving final regulatory approval is probable based on our analysis of site conditions and interactions with applicable regulatory agencies.

We review the estimates of future development costs and remaining disposal capacity for each landfill cell at least annually. These costs and disposal capacity estimates are developed using input from independent engineers and internal technical and accounting managers and are reviewed and approved by our environmental management group. Any changes in future estimated costs or estimated disposal capacity are reflected prospectively in the landfill cell amortization rates.

We assess our long-lived landfill assets for impairment when an event occurs or circumstances change that indicate the carrying amount may not be recoverable. Examples of events or circumstances that may indicate impairment of any of our landfill assets include, but are not limited to, the following:

•	Changes in legislative or regulatory requirements impacting the landfill site permitting process making it more difficult and costly to obtain and/or maintain a landfill permit;

•	Actions by neighboring parties, private citizen groups or others to oppose our efforts to obtain, maintain or expand permits, which could result in denial, revocation or suspension of a permit and adversely impact the economic viability of the landfill. As a result of opposition to our obtaining a permit, improved technical information as a project progresses, or changes in the anticipated economics associated with a project, we may decide to reduce the scope of, or abandon, a project, which could result in an asset impairment; and

•	Unexpected significant increases in estimated costs, significant reductions in prices we are able to charge our customers or reductions in disposal capacity that affect the ongoing economic viability of the landfill.

Disposal Facility Retirement Obligations

Disposal facility retirement obligations include the cost to close, maintain and monitor landfill cells and support facilities. As individual landfill cells reach capacity, we must cap and close the cells in accordance with the landfill cell permits. These capping and closure requirements are detailed in the technical design of each landfill cell and included as part of our approved regulatory permit. After the entire landfill cell has reached capacity and is certified closed, we must continue to maintain and monitor the landfill cell for a post-closure period, which generally extends for 30 years. Costs associated with closure and post-closure requirements generally include maintenance of the landfill cell and groundwater systems, and other activities that occur after the landfill cell has ceased accepting waste. Costs associated with post-closure monitoring generally include groundwater sampling, analysis and statistical reports, transportation and disposal of landfill leachate, and erosion control costs related to the final cap.

Securities and Exchange Commission

October 5, 2015

We have a legally enforceable obligation to operate our landfill cells in accordance with the specific requirements, regulations and criteria set forth in our permits. This includes executing the approved closure/post-closure plan and closing/capping the entire landfill cell in accordance with the established requirements, design and criteria contained in the permit. As a result, we record the fair value of our disposal facility retirement obligations as a liability in the period in which the regulatory obligation to retire a specific asset is triggered. For our individual landfill cells, the required closure and post-closure obligations under the terms of our permits and our intended operation of the landfill cell are triggered and recorded when the cell is placed into service and waste is initially disposed in the landfill cell. The fair value is based on the total estimated costs to close the landfill cell and perform post-closure activities once the landfill cell has reached capacity and is no longer accepting waste, discounted using a credit-adjusted risk-free rate. Retirement obligations are increased each year to reflect the passage of time by accreting the balance at the weighted average credit-adjusted risk-free rate that is used to calculate the recorded liability, with accretion charged to direct operating costs. Actual cash expenditures to perform closure and post-closure activities reduce the retirement obligation liabilities as incurred. After initial measurement, asset retirement obligations are adjusted at the end of each period to reflect changes, if any, in the estimated future cash flows underlying the obligation. Disposal facility retirement assets are capitalized as the related disposal facility retirement obligations are incurred. Disposal facility retirement assets are amortized on a units-of-consumption basis as the disposal capacity is consumed.

Our disposal facility retirement obligations represent the present value of current cost estimates to close, maintain and monitor landfills and support facilities as described above. Cost estimates are developed using input from independent engineers, internal technical and accounting managers, as well as our environmental management group’s interpretation of current legal and regulatory requirements, and are intended to approximate fair value. We estimate the timing of future payments based on expected annual disposal airspace consumption and then inflate the current cost estimate by an inflation rate, estimated at December 31, 2015 to be X.X%. Inflated current costs are then discounted using our credit-adjusted risk-free interest rate, which approximates our incremental borrowing rate in effect at the time the obligation is established or when there are upward revisions to our estimated closure and post-closure costs. Our weighted-average credit-adjusted risk-free interest rate at December 31, 2015 was approximately X.X%. Final closure and post-closure obligations are currently estimated as being paid through the year 21XX. During 2015, we updated several assumptions, including the estimated cost of closing our disposal cells. These updates resulted in a net increase to our closure/post-closure obligation of $X.X million, comprised of an increase of $X.X million in retirement assets and $XX,000 recorded as a charge to other direct operating costs.

Securities and Exchange Commission

October 5, 2015

We update our estimates of future capping, closure and post-closure costs and of future disposal capacity for each landfill cell on an annual basis. Changes in inflation rates or the estimated costs, timing or extent of the required future activities to close, maintain and monitor landfills and facilities result in both: (i) a current adjustment to the recorded liability and related asset and (ii) a change in accretion and amortization rates which are applied prospectively over the remaining life of the asset. A hypothetical 1% increase in the inflation rate would increase our closure/post-closure obligation by $XX.X million. A hypothetical 10% increase in our cost estimates would increase our closure/post-closure obligation by $X.X million.”

2.	Please compare and contrast your method of recording your disposal facility retirement obligations when the landfill is placed into service and waste is initially disposed versus recording the disposal facility retirement obligations as the disposal capacity is consumed.

We are aware that certain other companies operating landfills utilize a ratable model to recognize the obligation for closure/post-closure costs as disposal capacity is consumed. Our understanding is that the initial fair value calculation we use in our model is the same basis used to calculate and record incremental obligations using the ratable model. However, the obligation under a ratable model is recorded and incrementally increased on a ratable basis as disposal capacity is consumed.

At the Staff’s request, we have developed a ratable model that, based on our understanding, simulates the accounting impacts of this ratable model on our landfill cells that are subject to closure/post-closure obligations and that have greater than 15% of their disposal capacity remaining. We believe that the financial statement differences between the ratable model and our methodology are not material for landfill cells with less than 15% of total capacity remaining. When inputting our landfill cell information into the simulated ratable model we are required to make certain assumptions given that our cells are at various stages of completion and assumptions made within the model when used by others are unknown to us.

Discussed below are the differences, from a financial statement perspective for the balance sheet and income statement as well as with respect to the non-GAAP financial measures we publicly report, between our methodology and a simulated ratable model.

Balance Sheet

From a balance sheet perspective, the closure/post-closure obligation is higher in our model compared to the ratable model until the landfill cell is substantially filled. As of December 31, 2014, approximately 50% of our total asset retirement obligation of $72.9 million related to our landfill cells with greater than 15% of their disposal capacity remaining. This represents three landfill cells at three of our facilities with remaining capacity ranging from 52% to 96%. Approximately 35% of our total retirement obligation related to closed facilities/landfills or facilities that are in the post-closure monitoring period. The remaining 15% related to full or nearly-full landfills (15% or less capacity remaining) or other fixed facilities.

As of December 31, 2014, based on the capacity consumed at our landfill cells with greater than 15% of their disposal capacity remaining, we believe our asset retirement obligations for these three landfill cells would be approximately $24.1 million lower using a ratable model. This amount represents approximately 2.6% of our total assets and approximately 3.6% of our total liabilities at December 31, 2014.

Securities and Exchange Commission

October 5, 2015

Additionally, the net book value of the related long-lived asset would be larger by approximately $24.1 million in our model compared to the ratable model. Generally, the ratable model has nominal or no net book value of the long-lived asset as the capitalized long-lived assets are typically amortized based on a units-of-consumption basis, applying amortization expense based on a rate per ton, which is calculated by dividing the forecasted total amortizable basis of the landfill cell by the total estimated tons (capacity) of the landfill cell.

Income Statement

From an income statement perspective, the accretion expense for a landfill cell using our model is higher (due to the larger asset retirement obligation described above) than accretion expense recorded under the ratable model, although the difference in the accretion expense reduces as the landfill cell is filled with hazardous waste. Once the landfill cell capacity is fully utilized, the accretion expense under our model equals the accretion expense recorded under the ratable model for the post-closure period. Amortization expense of the related long-lived asset is lower in our model than amortization expense recorded using the ratable model due to the nature of the amortization calculation in the ratable model which utilizes a higher (less discounted) depreciable basis than our model. Since the larger accretion expense is at least partially offset by the lower amortization expense of the related long-lived asset in our model, the total income statement impact under both models does not differ materially during the operating life of the landfill cell. Based on our simulated comparison of the ratable model to our model, for the year ended December 31, 2014, the difference in the income statement between our model and the ratable model for our landfill cells with greater than 15% of their disposal capacity remaining would be less than $350,000 (0.6% of our 2014 pre-tax income). Accretion expense of the asset retirement obligation and amortization expense of the related long-lived asset are both components of “Direct operating costs” within our Consolidated Statements of Operations. Therefore, use of either model does not change where the expenses are classified within our Consolidated Statements of Operations. Additionally, the total impact to the income statement over the life of the landfill is equal under either model.

Non-GAAP Measures

At the Staff’s request, we also considered the differences between our model and the ratable model on our disclosed non-GAAP financial measures, Adjusted Earnings Per Share and Adjusted EBITDA. Due to the reasons noted above when discussing the income statement impact, the impact to Adjusted Earnings Per Share would not differ materially between our model and the ratable model. Additionally, there would be no impact on our disclosed Adjusted EBITDA since both accretion expense and amortization expense of the long-lived asset are excluded from the Adjusted EBITDA calculation.

Based on the discussion above, we do not believe that a change to the ratable model/methodology would be in the best interests of our investors for the following reasons:

•	We have consistently applied our model as described above, since the implementation of Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations, starting in 2001;

Securities and Exchange Commission

October 5, 2015

•	Our investors are primarily focused on earnings and cash flows, which do not differ materially under either model;

•	The most significant difference in our model versus the ratable model is substantially isolated to the balance sheet (asset retirement obligations and related long-lived assets) which on a net basis, is not material;

•	We believe that by recording and measuring asset retirement obligations based on the underlying legal/regulatory requirements set forth in our landfill cell permits, which also take into account our long history of operating and closing/capping landfill cells and the most likely outcome of the operation of our landfill cells, the liabilities and related long-lived asset as recorded under our model are a more accurate portrayal of our legal obligation at any point in time and also provide greater transparency to the users of our financial statements; and

•	Management has received questions related to our asset retirement obligations from investors and analysts in the past. Those questions related primarily to the nature of closure/post-closure obligations and how we account for them. Once explained to the investors, follow-up questions typically focused on whether the balance sheet reflects the entire closure/post-closure obligation. From these investor interactions, management believes that the investors’ primary focus is that we have provided a full view of our future asset retirement obligations.

3.	Please provide us with an understanding of the magnitude of historic changes in your estimates which impact the valuation of your asset retirement obligation.

We evaluate our estimated costs and timing of closure/post-closure costs at least annually and update our assumptions as facts and circumstances dictate. Changes to our asset retirement obligations as a result of changes in the underlying estimated costs or the estimated timing of closure/post-closure activities have not historically been material. Over the previous five years (fiscal 2010 – 2014), the average impact to the overall asset retirement obligation of estimated cost or timing changes is less than 3% of the total liability. Further, under either our method or the ratable method, an estimate of the overall asset retirement obligation is required and would be periodically updated based upon the best available estimates.

Securities and Exchange Commission

October 5, 2015

We appreciate the opportunity to respond to your comments and are available to discuss these items with the Staff again at your convenience. If you have any questions or require additional information regarding our responses, please feel free to contact me at 208-331-8400.

Sincerely,

Eric L. Gerratt

Executive Vice President, Chief Financial Officer and Treasurer

Cc: Jeffrey R. Feeler, Chairman, President and Chief Executive Officer

Stephen Leitzell, Dechert LLP

Allan Hall, Deloitte & Touche LLP